                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                         COMMISSION FILE NUMBER 0-20842

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              PLATO LEARNING, INC.
                           10801 NESBITT AVENUE SOUTH
                              BLOOMINGTON, MN 55437

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
INDEX TO FINANCIAL STATEMENTS


                                                                                          PAGE(S)
Reports of Independent Accountants                                                          1-2

Financial Statements:

   Statement of Assets Available for Plan Benefits as of December 31, 2001 and 2000           3

   Statement of Changes in Assets Available for Plan Benefits for the year ended
       December 31, 2001                                                                      4

Notes to Financial Statements                                                               5-9

Supplemental Schedule:

   Schedule of Assets (Held at End of Year) as of December 31, 2001                          10

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the PLATO Learning, Inc. Savings/Retirement Plan:

In our opinion, the accompanying statement of assets available for plan benefits and the related statement of changes in assets available for plan benefits present fairly, in all material respects, the assets available for benefits of PLATO Learning, Inc. Saving/Retirement Plan (the "Plan") at December 31, 2001, and the changes in assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota
September 30, 2002

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP:

Report of Independent Public Accountants

To the Plan Administrator of the
Plato Learning, Inc. Savings/Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years ended December 31, 2000, and 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Chicago, Illinois
June 25, 2001

NOTE REGARDING ARTHUR ANDERSEN LLP:

After reasonable efforts, we have been unable to obtain the written consent of Arthur Andersen LLP as to the inclusion in this Form 11-K of its audit report for the plan year ended December 31, 2000. Under these circumstances, Rule 437a of the Securities Exchange Act of 1933 permits us to file this Form 11-K and permits us to incorporate by reference the statement of net assets covered by that report into present and future registration statements without the written consent of Arthur Andersen LLP. Accordingly, Arthur Andersen LLP will not be liable to you under Section 11(a) of the Securities Exchange Act of 1933 for any untrue statements of a material fact contained in, or any omissions to state a material fact required to be stated in, the financial statements audited by Arthur Andersen LLP.

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2001 AND 2000


                                                       2001              2000
Assets:
    Investments, at fair value ...............       $7,690,550       $7,289,869
    Employer contribution receivable .........          186,659             --
                                                     ----------       ----------

Assets available for plan benefits ...........       $7,877,209       $7,289,869
                                                     ==========       ==========

   The accompanying notes are an integral part of these financial statements.

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001


Investment loss:
    Net depreciation in fair value of investments                        $  (465,235)
    Interest and dividend income                                             162,842
                                                                         -----------

      Total investment loss                                                 (302,393)
                                                                         -----------

Contributions:
    Participant                                                            1,433,683
    Employer                                                                 231,861
                                                                         -----------

      Total contributions                                                  1,665,544
                                                                         -----------

Deductions:
    Benefits paid to participants                                           (665,741)
    Administration expenses                                                     (500)
                                                                         -----------

      Total deductions                                                      (666,241)
                                                                         -----------

Net increase                                                                 696,910

Transferred to the PLATO Department of Defense 401(k) Plan (Note 1)         (109,570)

Assets available for plan benefits:

    Beginning of year                                                      7,289,869
                                                                         -----------

    End of year                                                          $ 7,877,209
                                                                         ===========

   The accompanying notes are an integral part of these financial statements.

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS AND SCHEDULE
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of the PLATO Learning, Inc. (the "Company") Savings/Retirement Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      On February 14, 2001, the Company established the PLATO Department of Defense 401(k) Plan for its employees who are specifically performing work on Company projects related to the U.S. Department of Defense. On March 1, 2001, Scudder Trust Company ("Scudder"), the Custodian of the Plan, transferred participant account balances aggregating $109,570 related to these employees to the PLATO Department of Defense 401(k) benefit plan. Scudder is also the plan custodian of the PLATO Department of Defense 401(k) Plan.

      GENERAL

      The Plan is a contributory defined contribution plan covering all eligible employees of the Company other than those that are participants of the PLATO Department of Defense 401(k) Plan. Employees of the Company must complete 90 days of service to be eligible to participate in the Plan. The Company utilizes Scudder Trust Company as the Plan's investment manager, asset custodian and recordkeeper.

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      CONTRIBUTIONS

      Participants may contribute up to 20% of their pre-tax compensation, up to a maximum dollar amount, as defined, subject to certain other Internal Revenue Service limitations. The Company may also make contributions to the Plan at its discretion. Any such amount must be designated by Company resolution. The Company made discretionary contributions of $231,861 in 2001.

      PARTICIPANT ACCOUNTS

      Individual participant accounts are maintained by Scudder. Each participant's account is credited with the participant's contribution, Plan earnings or loss and an allocation of the Company's contribution. Allocations are based on participant earnings and account balances, as defined.

      VESTING

      Participants are immediately vested in their contributions and actual earnings thereon.

      Participants vest in their Company contribution account based on the following schedule:

                                                            VESTED
YEARS OF SERVICE                                          PERCENTAGE
Less than 1 year                                               0%
1 year but less than 2                                        20%
2 years but less than 3                                       40%
3 years but less than 4                                       60%
4 years but less than 5                                       80%
5 years or more                                              100%

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS AND SCHEDULE
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

      A participant will also become fully vested upon permanent disability or attainment of normal or early retirement as defined in the Plan.

      Forfeitures are used to reduce future contributions made by the Company. There were no forfeitures during 2001.

      BENEFIT PAYMENTS
      On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a specified time. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

      LOANS
      Participants may borrow from their fund accounts a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms are generally 5 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through biweekly payroll deductions. At December 31, 2001, participant notes receivable totaled $75,576 with interest rate of 7% and were due at various dates through April 2006.

      INVESTMENT OPTIONS
      The Plan offers 12 investment options: 9 mutual funds, 2 common and collective trust funds and a Company stock fund. Pursuant to the Plan agreement, a maximum of 30% of a participant's account balance can be allocated to Company stock. Plan participants direct the investment of their accounts among these 12 options.

      TRUSTEES
      The trustees of the Plan as of December 31, 2001, were John Murray, John
      M. Buske and Patricia Hawver, officers of the Company.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING
      The accompanying financial statements have been prepared using the accrual basis of accounting.

      VALUATION OF INVESTMENTS AND INCOME RECOGNITION
      The Plan's investments are stated at fair value except for the Stable Value Fund, which is a benefit-responsive investment contract that is valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the asset value of shares held by the Plan as of year end. Unrealized gains and losses are determined for assets held at the end of the plan year based upon the change in their respective fair values during the year.

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS AND SCHEDULE
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

      The contract value of the benefit-response investment represents the principal balance of the investment contract, plus accrued interest at the stated contract rate, less withdrawals and administrative expenses. The fair value of the investment contract approximates contract value as of year end. The average yield and crediting interest rates were approximately 5.8% for 2001.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

      ADMINISTRATIVE EXPENSES
      Administrative expenses, primarily transaction fees, are paid by the Plan. Other expenses for professional services and administration costs have been paid by the Company at its discretion.

      PAYMENT OF BENEFITS
      Benefits are recorded when paid.

      USE OF ESTIMATES
      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets available for plan benefits at the date of the financial statements and the changes in assets available from plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

      RISKS AND UNCERTAINTIES
      The Plan provides for various investment fund options. Investment securities are exposed to various risk factors, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Assets Available for Plan Benefits.

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS AND SCHEDULE
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets as of December 31, 2001 and 2000:

                                                              2001              2000
Mutual funds:
  American Century Ultra Fund, 39,536 and 35,467
    shares in 2001 and 2000, respectively                  $1,092,779        $1,148,070
  Scudder Global Discovery Fund, 26,302 and 25,830
    shares in 2001 and 2000, respectively                     616,248           806,662
  Scudder Large Company Value Fund, 44,399 and
    37,463 shares in 2001 and 2000, respectively              993,652         1,038,477
  Scudder Growth and Income Fund, 56,943 and 50,941
    shares in 2001 and 2000, respectively                   1,199,226         1,230,217
  Scudder International Fund, 14,526 and 18,834
    shares in 2001 and 2000, respectively                     532,541           696,011
  Scudder Pathway Moderate Portfolio, 31,528 and
    33,450 shares in 2001 and 2000, respectively              335,774           402,733
  Common collective trust fund:
    Scudder Stable Value Fund, 914,284 and 620,283
      shares in 2001 and 2000, respectively                   914,284           620,283
  Company stock:
    PLATO Learning, Inc. stock, 79,354 and 64,840
      shares in 2001 and 2000, respectively                 1,318,069           973,734
  Other                                                       687,977           373,682
                                                           ----------        ----------

                                                           $7,690,550        $7,289,869
                                                           ==========        ==========

      During 2001, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) depreciated in value by $465,235 as follows:

Mutual funds                                               $ (973,807)
Common/collective trust funds                                  (7,362)
Company stock                                                 515,934
                                                           ----------

    Total                                                  $ (465,235)
                                                           ==========

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS AND SCHEDULE
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

4.    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

      Scudder Trust Company is authorized under contract provisions and by ERISA regulations providing an administrative or statutory exemption, to invest in securities under its control. For the year ended December 31, 2001, such purchases and sales were $2,552,604 and $1,681,129, respectively.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated January 12, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements

PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                          (C)
          (B)                             DESCRIPTION OF INVESTMENT,                                     (E)
          IDENTITY OF ISSUE,              INCLUDING MATURITY DATE,                                       FAIR OR
          BORROWER, LESSOR                RATE OF INTEREST, COLLATERAL,                (D)               CONTRACT
(A)       OR SIMILAR PARTY                PAR OR MATURITY DATE                         COST **           VALUE
*         Scudder Trust Company           21st Century Fund                                          $     117,686

*         Scudder Trust Company           Development Fund                                                  30,178

*         Scudder Trust Company           Income Fund                                                      366,853

*         Scudder Trust Company           Growth and Income Fund                                         1,199,226

*         Scudder Trust Company           Large Company Value Fund                                         993,652

*         Scudder Trust Company           Global Discovery Fund                                            616,248

*         Scudder Trust Company           International Fund                                               532,541

*         Scudder Trust Company           Pathway Moderate Portfolio                                       335,774

          American Century                Ultra Fund                                                     1,092,779

*         Scudder Trust Company           Stable Value Fund                                                914,284

*         Scudder Trust Company           Stock Index Fund                                                  97,684

*         PLATO Learning, Inc.            Common Stock                                                   1,318,069

*         Participant Loans               Interest rate at 7%, due at various                               75,576
                                          dates through April 2006                                   -------------

                                                                                                     $   7,690,550
                                                                                                     =============

*     Denotes party in interest.

** Cost information no longer required as all investments are participant-directed.

                                  EXHIBIT INDEX

Exhibit 23             Consent of Independent Accountants

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on October 24, 2002.

                               PLATO LEARNING, INC. SAVINGS/RETIREMENT PLAN

                               By: /s/ John Murray
                                   ------------------
                                     Trustee